                                                                       Exhibit 9

                                March 17, 1995


The Board of Directors
Resource Recycling Technologies, Inc.
300 Plaza Drive
Vestal, NY  13850

Ladies & Gentlemen:

     Resource Recycling Technologies, Inc. (the "Company"), Waste Management, Inc. (the "Acquiror"), and WMI Acquisition Sub, Inc., a wholly-owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Acquisition Sub will make a tender offer (the "Offer") to purchase all the outstanding shares of common stock, par value $1.00 per share (the "Company Common Stock"), at a price of $11.50 per share (the "Consideration"), net to the seller in cash. The Agreement also provides that, following consummation of the Offer, Acquisition Sub will be merged with and into the Company (the "Merger") in accordance with the applicable provisions of Delaware law and terms of the Agreement. Pursuant to the Agreement, the Company's Common Stock not tendered to Acquisition Sub pursuant to the Offer that remains issued and outstanding immediately prior to the effective time of the Merger would be converted into the right to receive the same consideration payable pursuant to the Offer for the Company's Common Stock.

     You have asked our opinion, as investment bankers, as to the fairness from a financial point of view, on March 17, 1995, of the consideration to be received by the Company's stockholders in connection with the sale of shares of the Company's Common Stock at a per share price of $11.50.

     In preparing this letter, we have relied solely upon information provided by or on behalf of the Company. We have not independently verified any of such information and have relied on it being complete and accurate in all material respects. This Opinion is based on the business and operations of the Company as represented to us as of March 16, 1995, and does not purport to take into consideration any information or event arising subsequent to such date.

     The information contained in this Opinion may not be used for any other purpose, or reproduced, disseminated, quoted, referred to or disclosed or otherwise made available to, or relied upon by any other party nor may reference be made hereto or to Gilford, without the prior consent of Gilford; provided, however, that although the Opinion is

The Board of Directors
March 17, 1995
Page 2


solely for the use of the Board of Directors of the Company, it is acknowledged that such Opinion will be included in filings required by the Securities and Exchange Commission and other applicable regulatory agencies approving the Offer and Merger, and mailed to the Company's stockholders. The Opinion will be reproduced in such documents in full, and any description of or reference to Gilford or summary of the Opinion in such documents will be in the form reasonably satisfactory to Gilford and its counsel.

     In connection with the Opinion, to date we have, among other things:

     (i) reviewed certain financial and operating data of the business and operations of the Company, including publicly available documents filed with the Securities and Exchange Commission over the last five years;

     (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, and prospects of the Company furnished to us by the Company;

     (iii) conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (iv) compared the financial position and operating results of the Company with companies we deemed comparable;

     (v)       Reviewed a draft dated March 13, 1995 of the Agreement;

     (vi) Reviewed such other financial studies, analyses and investigations as we deemed necessary to prepare this Opinion.

     We have not appraised nor undertaken any valuation of any assets, property, plant and equipment, owned by or used in the Company's operations nor made any solvency analysis of the Company.

     Our opinion necessarily is based upon regulatory, economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. Subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

     Gilford will receive a fee for its services to the Company in connection with rendering this opinion pursuant to a March 9, 1995 engagement letter entered into between Gilford and the Company. In addition, the Company has agreed to reimburse Gilford for certain out-of-pocket expenses, and to indemnify Gilford for certain liabilities that could arise from the delivery of this opinion.

The Board of Directors
March 17, 1995
Page 3


     Based upon and subject to the foregoing, it is our opinion as investment bankers that the proposed cash consideration to be received by the holders of the Company's Common Stock pursuant to the Offer and the Merger is fair from a financial point of view.

     In connection with the preparation of this opinion, we have not been authorized by the Company or its Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

     The opinion rendered herein does not constitute a recommendation of the Offer and Merger over any other alternative transactions which may be available to the Company. Furthermore, the opinion rendered herein does not constitute a recommendation by our firm that any stockholder of the Company accept the Offer.

                              Very truly yours,



                              GILFORD SECURITIES
                              INCORPORATED

                              By: /s/ N. SCOTT FINE
                                  ------------------------------
                                  N. Scott Fine
                                  Managing Director